Filed by ViroPharma Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lev Pharmaceuticals, Inc.

(Exchange Act file number: 000-32947)

Additional Information About the Proposed Acquisition of Lev

In connection with the proposed acquisition of Lev, ViroPharma will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Lev that also constitutes a prospectus of ViroPharma. Lev will mail the proxy statement/prospectus to its stockholders. ViroPharma and Lev urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from ViroPharma’s website (www.viropharma.com) under the tab “Investors” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Lev’s website (www.levpharma.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

Proxy Solicitation

ViroPharma, Lev and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Lev stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Lev stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about ViroPharma’s executive officers and directors in its definitive proxy statement filed with the SEC on April 11, 2008. You can find information about Lev’s executive officers and directors in definitive proxy statement filed with the SEC on April 16, 2008. You can obtain free copies of these documents from ViroPharma using the contact information above.

FINAL TRANSCRIPT

Conference Call Transcript

VPHM - Q2 2008 ViroPharma Earnings Conference Call

Event Date/Time: Jul. 30. 2008 / 9:00AM ET

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

CORPORATE PARTICIPANTS

Will Roberts

ViroPharma Incorporated - VP, Corporate Communications

Vincent Milano

ViroPharma Incorporated - President & CEO

Colin Broom

ViroPharma Incorporated - VP & Chief Scientific Officer

Rich Morris

ViroPharma Incorporated - Controller & Chief Accounting Officer

Bob Pietrusko

ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

Dan Soland

ViroPharma Incorporated - VP & COO

CONFERENCE CALL PARTICIPANTS

Joel Sendek

Lazard Capital Markets - Analyst

Thomas Wei

Piper Jaffray - Analyst

Brian Rye

Janney Montgomery Scott - Analyst

Liisa Bayko

JMP Securities - Analyst

Mike King

Rodman & Renshaw - Analyst

Meg Malloy

Goldman Sachs & Co. - Analyst

Rachel McMinn

Cowen & Company - Analyst

Yale Jen

Maxim Group - Analyst

Bryan Skorney

Susquehanna Financial Group - Analyst

Stephen Willey

Thomas Weisel Partners - Analyst

Biren Amin

Stanford Group Company - Analyst

Gregory Frykman

Stanford Group Company - Analyst

Jason Napodano

Zach’s Investment Research - Analyst

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

PRESENTATION

Operator

Thank you for holding, ladies and gentlemen, and welcome to the ViroPharma teleconference call.

(OPERATOR INSTRUCTIONS)

I will now turn the call over to your host, Mr. Will Roberts.

Will Roberts - ViroPharma Incorporated - VP, Corporate Communications

Good morning, and welcome to ViroPharma’s conference call and webcast to discuss ViroPharma’s second quarter 2008 financial results and other business matters. This call is scheduled for approximately one hour.

Certain statements regarding future demand for Vancocin, the timing of clinical studies and data and our ability to receive regulatory approvals in the U.S., Canada and EU and subsequently commercialize our drug candidates, and our ability to successfully complete the acquisition of Lev Pharmaceuticals, and all elements of our 2008 guidance made during this conference call are forward-looking statements. As you know, forward-looking statements involve substantial risks and uncertainties, and actual results may differ materially from those projected in such forward-looking statements.

The development, marketing and sale of pharmaceutical products are subject to risks and uncertainties, and as a result our actual results could differ materially from those results projected and/or implied by this conference call. Please refer to the press release issued this morning and to our filings with the SEC for more information regarding the risks and uncertainties that could cause future results to differ materially from those expectations expressed in the conference call.

And with that I’ll turn the call over to Vincent Milano, ViroPharma’s President and Chief Executive Officer.

Vin?

Vincent Milano - ViroPharma Incorporated - President & CEO

Thanks, Will, and good morning, and welcome to everyone listening to ViroPharma’s conference call today.

With me on the call this morning in addition to Will are Bob Doody, also of Corporate Communications; Rich Morris, our Controller and Chief Accounting Officer; and my teammates on the ViroPharma management team, Colin Broom, Dan Soland and Bob Pietrusko. This morning, Colin will provide an update on the progress of the pipeline and Rich will discuss our financial results for the quarter and year to date.

Let me begin by sharing a few comments about our progress since the end of the first quarter.

Since our last call, we have accomplished some great things throughout our business. First, with maribavir, in addition to our internal momentum as we prepare for launch of this important product, we completed enrollment in our pivotal Phase 3 stem cell transplant study, disclosed our timeline for data and initial filings with US, European and Canadian regulators, and the Phase 2 SCT data was published in the scientific journal Blood. We also continued positive momentum in enrollment in our second Phase 3 study in maribavir in liver transplant patients.

Our financial performance was excellent. The second quarter of sales of Vancocin, our drug for Clostridium difficile infection, or CDI, were strong. The $65.4 million in net Vancocin sales is a new single-quarter sales record for us. The reasons for these strong sales, we believe, include the increasing awareness of the clinical data showing Vancocin’s superiority over metronidazole in patients with severe CDI and that doctors may be already adopting the forthcoming CDI treatment guidelines. Thanks to these robust sales, we have increased our Vancocin net sales guidance for 2008 to be between $220 million and $240 million.

Also, the second quarter of 2008 represents our 14th consecutive quarter of profitability and positive cash flows. Few biotech companies have achieved this. We ended the second quarter of this year with cash and cash equivalents of $633 million and working capital of $644 million.

On that topic, earlier this month we announced our intent to acquire Lev Pharmaceuticals for $442 million of upfront consideration. Excluding merger-related costs, we will use $356 million in cash for this acquisition. This leaves us with a significant amount of cash to continue to grow our business. We believe that this acquisition will bring to ViroPharma a near-term product opportunity called Cinryze, which has the potential of $250 million to $350 million in peak year sales, with a prophylactic indication in hereditary angioedema and may present some interesting life cycle management opportunities.

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Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

We structured the upfront consideration to value only prophylactic approval. However, we also built in a means for Lev shareholders to participate in additional upside. Should Cinryze experience success beyond our base assumption, and as such achieve certain regulatory and commercial milestones, two additional contingent value payments would become payable, supported by the product’s success.

Last week we attended an FDA advisory committee meeting on the topic of locally acting GI drugs. As expected, this panel did not discuss Vancocin or any other drug by name, but we are encouraged that the FDA conducted a public forum to discuss the general nature of bioequivalence requirements for locally acting GI drugs. The committee stressed the importance of determining safety related to any absorption. This is particularly relevant for C. diff. patients who have an abnormal GI tract.

We have concerns that the panel did not include any clinicians, who are critical to understanding the impact of the disease on BE requirements and the risk to patients of making incorrect recommendations. However, as FDA has indicated that we can expect the opportunity for public input regarding bioequivalence methods for Vancocin specifically, we anticipate that it would include such clinical and scientific input at that time.

With that, I will turn the call over to Colin for an update on our clinical pipeline progress during the second quarter.

Colin?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Thank you, Vince, and good morning to everyone on the call today.

I will first provide a brief update on maribavir, as we made significant progress over the last quarter.

First and foremost, we announced in May that we had completed enrollment in our Phase 3 study of maribavir in stem cell transplant patients. As a reminder, this study is a randomized double-blind placebo-controlled multicenter pivotal Phase 3 study in 681 allogeneic stem cell transplant patients. The primary efficacy endpoint will be the instance of CMV disease within six months post transplant. And, as you will recall, in our Phase 2 study, we saw no CMV disease in any maribavir patient up to a maximum of five months post transplant follow-up. We will also be assessing several key secondary endpoints, including incidence of initiation of preemptive anti-CMV therapy, incidence of graft versus host disease; mortality; and CMV disease-free survival.

During the quarter we also advanced many of the additional activities required for our regulatory submissions. We made good progress with our two-year carcinogenicity studies in animals and conducted additional Phase 1 studies that further characterize the clinical pharmacology profile of maribavir, including the successful completion of a QTC study.

In May of this year we disclosed the timing of future developmental milestones for maribavir in stem cell transplant. Data collection for the six-month assessments will continue through the end of November 2008, which should allow us to disclose top line Phase 3 clinical data in the first quarter of 2009. From there we anticipate that in the third quarter of 2009, we will file our initial NDA in the US, NDS in Canada and MAA in Europe for the SCT indication based on the six-month assessments. We intend to file our supplemental NDA, NDS and MAA variation for the solid organ transplant indication as soon as possible following receipt of initial marketing approval in SCT.

Now, our non-toxigenic C. difficile, or NTCD, preclinical opportunity also continued to make progress during the quarter. However, we have experienced manufacturing challenges, which we are addressing, that will preclude us from reaching our goal of first in man in 2008.

Now, regarding our acquisition of Lev Pharmaceuticals, I want to comment on the remarkable fit with ViroPharma posed by this acquisition and the great unmet medical need that we intend to address with Lev’s product, Cinryze. This acquisition presents an opportunity for us to have another near-term important and lifesaving therapy. Cinryze is a focused market opportunity, addressable with modest additional infrastructure, and by our analyses has a high likelihood of near-term approval for prophylaxis.

Cinryze targets a dangerous disorder called hereditary angioedema, or HAE, often referred to as C1 inhibitor deficiency. This debilitating and rare disorder affects up to 10,000 patients in the U.S., with at least 4,600 of them already having been identified. HAE is an inflammatory disease caused by the hereditary inability to produce sufficient active C1 esterase inhibitor. It can manifest as severe swelling in almost every body system. Often, it’s the extremities that are functionally disabled by an attack of HAE, though the most dangerous and complex manifestation is far more severe, affecting the larynx, which often requires intubation and tracheotomy and may lead to death from asphyxiation.

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Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

On average, attacks last up to three days and occur once a month, impacting a patient’s ability to hold a job, to go to school, to attend social events and live a normal life. In many HAE patients, these attacks occur far more often. And, unfortunately, in up to 40% of patients eventually die from an HAE attack, generally the most severe laryngeal form, before an attack can be correctly identified, then treated in an ER setting.

Cinryze is replacement C1 esterase inhibitor therapy and targets the underlying biological cause of the disease. We believe that it will be the first new prophylactic therapy available for these patients and will offer a life-changing therapeutic option.

Based on where Lev is in their regulatory process with Cinryze, we believe that this therapy has a high probability of approval for HAE prophylaxis in the near term. Cinryze has orphan drug designation, priority review by the FDA and received a unanimous 21 to 0 vote in favor of approval in prophylaxis from an FDA advisory panel. Lev is now in labeling and Phase 4 discussions with the FDA.

Remember that the FDA issued a complete response letter to Lev in early 2008 that raised specific issues, including CMC, that needed to be addressed before this therapy can be approved. However, as part of our diligence, we visited and assessed their manufacturing plants and evaluated the information in Lev’s response to the questions raised by FDA. We are comfortable with the response, but of course FDA still must weigh in.

This acquisition presents a great near-term opportunity for us and our shareholders and a very important drug for these patients. We look forward to communicating more as we move through the acquisition process.

And with that I’ll turn the call over to Rich Morris for an overview of our financial results to date.

Rich Morris - ViroPharma Incorporated - Controller & Chief Accounting Officer

Thank you, Colin, and good morning, everyone.

First, Vancocin performance during the second quarter and first half of the year. In the second quarter of 2008 we reported net sales of just over $65 million, compared to $56 million in the second quarter of 2007, marking a new quarterly sales record for ViroPharma. Also impressive, net sales in the first six months of 2008 were $116 million, compared to $105 million in the first month — first six months of 2007.

Next, our expenses. During the second quarter of 2008, as expected, our investment in our clinical pipeline doubled over last year’s second quarter. R&D expense for the second quarter of 2008 was $15 million, compared to $7 million in the second quarter of 2007. For the year to date, our R&D expenses have reached $30 million, compared to $13 million in the first half of 2007. The increases in both periods were driven primarily by the costs associated with increased enrollment in our Phase 3 program for maribavir.

Our selling, general and administrative expenses for the second quarter of 2008 were approximately $16 million, compared to $8 million for the second quarter of 2007. Our SG&A expense has grown from $15 million in the first half of 2007 to $29 million in the first half of 2008. The growth in both periods was due primarily to increasing compensation costs and an increase in our medical education activities and marketing efforts. The increase in compensation costs, including share-based compensation, resulted primarily from increased head count for our European operations and our Vancocin sales force.

We reported net income of $24 million for the second quarter of 2008, compared to $32 million in the second quarter of 2007. The difference is due to the increased investments in both our clinical pipeline and our commercial effort that I just described and a decrease in investment income due to lower interest rates on our short-term investments. For the second quarter of 2008 we reported earnings per share of $0.30 per diluted share, compared to $0.39 per diluted share in the second quarter of 2007.

For the six months ended June 30, 2008, we reported net income of $42 million, as compared to $54 million in 2007. We reported earnings per share of $0.51 per diluted share for the six months ended June 30, 2008, compared to $0.70 per diluted share for the same period in 2007.

Our effective tax rate of 26% for the second quarter of 2008 was up from 23% in the second quarter of 2007. Our tax rate for the first six months of 2008 was 27%, down from 31% for the first six months of 2007. The decrease in the effective rate for the six months ended June 30, 2008 as compared to the comparative period in 2007 is primarily due to the impact of our current estimate of the orphan drug credit for maribavir. For the full year of 2008, we expect that our effective tax rate will be between 25 and 30%, which includes an estimate of our orphan drug credit and excludes the impact of any potential changes in our valuation allowance or any other discrete items.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Our balance sheet as of June 30 improved further over that of March 31. Our cash, cash equivalents and short-term investments reached $633 million, and working capital increased to $644 million. Remember that cash and cash equivalents, along with working capital, will be reduced concurrent with the close of our acquisition of Lev. However, we expect to close the deal in the fourth quarter with a significant amount of cash remaining on our balance sheet, with the ability to grow our cash position further thanks to positive cash flow from operations.

So by all financial measures, the second quarter was very strong.

I will now comment on our updated guidance for 2008.

First, this guidance excludes the impact of the acquisition and operating activities of Lev, as we have not yet closed the transaction. Also, our guidance assumes no generic competition.

Next, we have increased our guidance for Vancocin net sales. We now expect net sales to reach a range of $220 million to $240 million for the full year 2008.

We have also increased our guidance for combined research and development and selling, general and administrative expenses. These expenses, excluding the impact of FAS 123R, are now expected to be $110 million to $120 million. We expect that the FAS 123R impact to the expenses I just described will be between $9 million and $11 million. So including the impact of FAS 123R expense, the R&D and SG&A expenses are expected to be between $119 million and $131 million.

As a separate note, assuming that our acquisition of Lev closes in the fourth quarter, we would expect to spend up to an additional $5 million to $10 million during the fourth quarter of the year to cover the expenses associated with prelaunch activities for Cinryze and launching it into the U.S. market.

So, a strong first half, and we expect it to continue through the balance of 2008.

I will now turn this back over to Vin for some closing comments.

Vin?

Vincent Milano - ViroPharma Incorporated - President & CEO

Thank you, Rich.

ViroPharma is in a position to continue to deliver on the goals of the business. For our shareholders, our goal is to provide multiple opportunities for growth. For patients suffering from a myriad of significant diseases, our goal is to improve and save lives. And for the ViroPharma employees, these two goals are interconnected.

For shareholders, we believe that we are poised to provide growth by developing multiple streams of revenue and earnings potential. With Vancocin, we are doing that today. During the second quarter we generated record revenues, and we expect to generate between $220 million and $240 million of sales this year alone. With maribavir, we have the opportunity to launch a drug that we believe will generate between $400 million and $500 million in peak year sales. With Cinryze, we believe that we will launch a drug that will generate $250 million to $350 million in peak year sales.

We also have a very strong balance sheet today, with over $633 million in cash and cash equivalents. And once the Lev acquisition closes we will still have a strong balance sheet, with the ability to grow our cash position further, thanks to our positive cash flow.

For patients suffering from life-threatening diseases, first, with Vancocin we are improving and saving lives today by providing the only proven safe and effective drug for severe CDI. With maribavir, we intend to offer transplant patients a safe, effective and much needed drug to prevent disease caused by CMV, the most common cause of viral infection and death after transplant. For these transplant patients, maribavir may offer a compelling treatment alternative, targeting a great unmet medical need. The same is true for Cinryze. There is no doubt of the great medical need for new prophylactic options for patients with HAE. We expect to offer HAE patients a new therapy to allow them to prevent their attacks altogether and enable them to regain control of their lives.

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Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

And for our employees, our goal is to develop and commercialize these novel and important drugs for patients and to provide new growth opportunities for our shareholders. The first half of 2008 has been a period of great progress on these fronts.

Thank you for your attention today and your continued interest in ViroPharma.

As a reminder, available for questions this morning with me are Dan, Colin, Bob, Rich, Will and Bobby.

Operator, are there any questions?

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS)

The first question is from Joel Sendek, from Lazard Capital Markets. Please proceed with your question.

Joel Sendek - Lazard Capital Markets - Analyst

Hi. Thanks a lot. Two questions. First of all, Vin, you mentioned your assessment of the recent panel meeting, and I’m trying to interpret what you said. I’m wondering if you expect another panel meeting. And then I have a question on the Lev acquisition. Thanks.

Vincent Milano - ViroPharma Incorporated - President & CEO

Sure. Bob, why don’t you take the first question on the panel?

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

Okay. The FDA advisory committee meeting met, and at the introduction, as we anticipated, FDA stated that this meeting was not about any specific products, and it was for general feedback on the bioequivalence measures for locally acting GI products. And they maintained that stature in addressing the general issues regarding bioequivalence for these products. The committee members in their deliberations identified safety as a key issue regarding the absorption for poorly absorbable and non-absorbable products, that the plasma concentrations needed to be evaluated for the safety of these particular products. We feel that this is relevant for patients with a C. diff. evaluation of oral Vancocin because of the abnormal GI tract. In our discussions with FDA, they had mentioned that there will be a process for specific discussion of bioequivalence products, and we anticipate that in the future.

Joel Sendek - Lazard Capital Markets - Analyst

And will that be another panel, do you think?

Vincent Milano - ViroPharma Incorporated - President & CEO

We don’t know what the venue will be, Joel. It could be. It could be another panel. It could be a notice and comment process. They haven’t indicated what the process would be or what the steps would be.

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Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Joel Sendek - Lazard Capital Markets - Analyst

Okay, but there’s definitely something more to come.

Vincent Milano - ViroPharma Incorporated - President & CEO

That’s what they’ve informed us of.

Joel Sendek - Lazard Capital Markets - Analyst

Okay. And then quickly on the Lev acquisition, can you give us any sense of as to when you’ll give us guidance on how much the spend will be post the acquisition, and — I guess that’s the question. I mean, for ‘09.

Vincent Milano - ViroPharma Incorporated - President & CEO

So it’ll be part of our ‘09 guidance discussion, which would, if history is our guide, we typically do that in the beginning of January.

Joel Sendek - Lazard Capital Markets - Analyst

Yes, okay. Thank you.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thanks, Joel.

Operator

Our next question is from Thomas Wei, from Piper Jaffray. Please proceed with your question.

Thomas Wei - Piper Jaffray-Analyst

Thanks. Actually, just to follow up on the last question, do you — did you talk to the FDA specifically after this panel meeting occurred and they told you that this was not the panel meeting or the public discussion around Vancocin, that there would be something separate? Or is this off of some much earlier conversation and your interpretation that the panel meeting last week does not suffice?

Vincent Milano - ViroPharma Incorporated - President & CEO

We did not discuss with the agency specifically anything about this meeting that occurred on the 23rd of July.

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

This was previous.

Vincent Milano - ViroPharma Incorporated - President & CEO

The feedback that we received regarding public input on the Vancocin-specific situation is from an earlier time point.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Thomas Wei - Piper Jaffray - Analyst

I see. And I guess I’m still trying to make heads or tails of what exactly the panel meeting meant for Vancocin. And you’ve pulled out one comment, but it really wasn’t the focus of the debate at the panel meeting. Does the actual substance of the debate there have any applicability to Vancocin, in your view?

Vincent Milano - ViroPharma Incorporated - President & CEO

Well, let me maybe make a first comment and then my colleagues can join in. But I think that the concept of safety — remember that the panel — the committee meeting had a focus, particular focus on the solubility for low-soluble products. And without regard to solubility, the safety issue is germane. So whether one thinks that Vancocin is highly soluble or low solubility, the safety issue around absorption is still the same. And so the reason that we shared this point this morning, frankly, is because we think this is a very important point that relates to Vancocin, even though, again, the meeting wasn’t about Vancocin. Bob, any additional —?

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

Yes, another thing, during the discussion they talked about excipients and the variability on the bioequivalence, and further research is needed in that area. That was another take-home message that we saw in discussing bioequivalence for locally — GI tracts.

Thomas Wei - Piper Jaffray - Analyst

And then maybe just one other question on the — on Lev Pharmaceuticals. I was going back through some of the prior comments that Lev had made and that you made on your conference call earlier about the acute indication. I’m still a little bit confused why the FDA has ignored that part of the application. Can you say whether or not there was anything in the complete response letter as regards — as it regards to acute and why Lev seems to be a little bit more aggressive on their chances of getting that approved?

Vincent Milano - ViroPharma Incorporated - President & CEO

So, Bob, maybe on the — you could make a comment on the letter, and then we could make a comment on behalf of our friends at Lev in terms of their positioning.

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

Okay. As part of the complete response letter from FDA, there were questions regarding the acute treatment and prophylaxis. A complete response was provided to the FDA, and at the time of the advisory committee the FDA felt that they had completed sufficient review of the prophylaxis data and indication to bring that forward to the advisory committee. And as has been stated, the FDA said that the acute treatment process was still under review, and we still are anticipating feedback from FDA on that particular use.

Vincent Milano - ViroPharma Incorporated - President & CEO

Our view, again, we’re not going to comment on comments made by the Lev team, but our view on the acute indication is that it appears to us in our diligence that the FDA is very focused on prophylaxis, and so we organized the acquisition and the structure of the deal to focus on where we believe the highest probability of success lies. That being said, we’re interested as soon as we are able to get engaged and involved in understanding maybe more deeply what a path forward for acute could be that would make acute treatment have a possibility for Cinryze. We’re not in a position to do that today, because we haven’t cleared our HSR and we can’t work as closely with Lev yet to work on strategic imperatives, if you will, to attack the acute indication. But there’s no — there’s been no commentary from FDA one way or the other, frankly, other than to say, “We’re focused on prophylaxis.”

Thomas Wei - Piper Jaffray - Analyst

Thank you.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Operator

Our next question is from Brian Rye, from Janney Montgomery Scott. Please proceed with your question.

Brian Rye - Janney Montgomery Scott - Analyst

Thanks, and good morning, everyone. I guess just two quick questions. First, I was wondering if you could update us on what wholesaler inventory levels were, if there was any change in buying patterns during the quarter that might have influenced the sales figure. And then secondly, just a housekeeping question, it looks like I guess the last couple of press releases referred solely to the term “maribavir” with no mention of the term “Cambia.” I was wondering if Cambia is still going to be the trade name once it’s approved or if a new trade name is being contemplated.

Dan Soland - ViroPharma Incorporated - VP & COO

So, Brian, this is Dan. Do you want to —

Vincent Milano - ViroPharma Incorporated - President & CEO

If you want to take the inventory question, Dan.

Dan Soland - ViroPharma Incorporated - VP & COO

— I’ll take the inventory question, and maybe I’ll ask Bob to do the discussion on trade name and where we are with the FDA. So on the inventory question, we’re in a normal range for inventory. We don’t see a stock-in by the wholesalers, so normal sort of range that we’ve had over the last year. So no other comment.

Brian Rye - Janney Montgomery Scott - Analyst

So on the name, Cambia?

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

On the name Cambia, as you know, that requires FDA endorsement, and we’re in the process of evaluating the look-alike, sound-alike names. The trade name may be a bit different than that. We’re hoping for the sound-alike Cambia name, but we need to have that submitted and reviewed by the agency. The other part of that is, too, it cannot be confirmed until just approval because there may be other candidates in line that actually could knock out the name, and other companies have experienced that. So we’re hopeful, and as soon as we have information we certainly will provide that.

Brian Rye - Janney Montgomery Scott - Analyst

Thanks. Good quarter, guys.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thank you, Brian.

Operator

Our next question is from Liisa Bayko, from JMP Securities. Please proceed with your question.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Liisa Bayko - JMP Securities - Analyst

Hi, and congratulations on a great quarter.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thank you. Good morning, Liisa.

Liisa Bayko - JMP Securities - Analyst

Good morning. First of all, can you just remind us of the trial statistics that we should be looking for for the stem call transplant and what would be required for approval just in that indication?

Vincent Milano - ViroPharma Incorporated - President & CEO

Colin?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Yes, hi, Liisa. So the trial statistics, let me just be clear about the question. The endpoint, of course, is the instance of CMV disease within six months post transplant for the stem call transplant study. And the statistics will include that primary endpoint. The statistical target there will be to have a p-value at .05 or less, which is standard for a clinical Phase 3 trial. We have discussed with the agency the acceptability of filing with one robust Phase 3 trial. That’s for FDA and the European regulatory authorities. And, remember, we also have the supportive data from our completed and recently published Phase 2 trial in stem call transplant.

Liisa Bayko - JMP Securities - Analyst

So does robust for the one trial, then — it’s p less than .05?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

That’s correct. So it’s the standard target for a pivotal trial.

Liisa Bayko - JMP Securities - Analyst

Okay. Great. And then just on Cinryze, peak sales of $250 million to $350 million, does that include the acute indication, or is that just prophylaxis?

Vincent Milano - ViroPharma Incorporated - President & CEO

Just prophylaxis.

Liisa Bayko - JMP Securities - Analyst

And if you include the acute, what do you think it could get to?

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Vincent Milano - ViroPharma Incorporated - President & CEO

We’re not in a position to answer that question today, Liisa, but we’d love to be able to do that at a later call.

Liisa Bayko - JMP Securities - Analyst

Okay. And Cambia, your peak sales estimate there of $400 million to $500 million, is that both solid and stem cell or just stem cell indication?

Vincent Milano - ViroPharma Incorporated - President & CEO

It’s both.

Liisa Bayko - JMP Securities - Analyst

And then just finally, great quarter with Vancocin. Is that — would you — I mean, do you see that as a trend, or is it more seasonal? And then how is the sales force working out?

Vincent Milano - ViroPharma Incorporated - President & CEO

Dan?

Dan Soland - ViroPharma Incorporated - VP & COO

So, as Vin mentioned in his opening remarks, there is some very powerful data that has been available for some time that physicians have had a chance to digest that suggests that Vancocin is superior in certain patient groups to metronidazole. Along with that, these draft guidelines, which are not official yet, a lot of physicians have also become aware of these draft guidelines and suggesting that Vancocin is repositioned into a more favorable spot for us. And in the draft guidelines it’s an easier or more clear definition of who these patients are, along with our various promotional efforts, seems to be driving Vancocin sales.

Unfortunately for us, it’s very difficult to measure rate of disease, because the CDC data usually is at least two years old. And market share becomes difficult because metronidazole is used in a number of different areas within the hospital. But sales look very strong.

Liisa Bayko - JMP Securities - Analyst

And how’s the sales force?

Dan Soland - ViroPharma Incorporated - VP & COO

The early indicators are positive, but the test is not complete yet.

Liisa Bayko - JMP Securities - Analyst

Thank you very much.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thank you, Liisa.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Operator

Our next question is from Mike King, from Rodman & Renshaw. Please proceed with your question.

Mike King - Rodman & Renshaw - Analyst

Thanks for taking my question, guys, and let me offer congratulations.

Vincent Milano - ViroPharma Incorporated - President & CEO

Good morning, Mike.

Mike King - Rodman & Renshaw - Analyst

Can you hear me?

Vincent Milano - ViroPharma Incorporated - President & CEO

Yes.

Mike King - Rodman & Renshaw - Analyst

So just I guess to follow up on Vancocin, Vin, I don’t know if you commented about price versus script growth in the quarter, so could we get a little color on that?

Vincent Milano - ViroPharma Incorporated - President & CEO

Dan?

Dan Soland - ViroPharma Incorporated - VP & COO

So we took our last price increase in the beginning of February, so there should have been little or no price impact. There may have been some mix benefit due to a larger percentage of 250s being used as compared to 125, and the rest appears to be driven by script volume.

Mike King - Rodman & Renshaw - Analyst

Okay. And then I was wondering if you would care to comment about the percentage of the 125s versus the 250s, currently?

Dan Soland - ViroPharma Incorporated - VP & COO

Historically it’s been very close to sort of 50/50 relationship. But we have seen recent trend to more 250s.

Mike King - Rodman & Renshaw - Analyst

250s. Okay. Great.

Vincent Milano - ViroPharma Incorporated - President & CEO

It’s only — I mean, these things fluctuate, Mike, one or two points every month. So it’s not a dramatic shift. But, as you know, the difference is enough to make a difference in terms of the net sales numbers, though.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Mike King - Rodman & Renshaw - Analyst

Right. Okay. And then just a couple of other housekeeping items. The SG&A, I guess, grew from just under $13 million in the previous quarter to $16 million. Fairly big bump for you guys in terms of sequential growth. So can we get any color on that, and is that the run rate?

Vincent Milano - ViroPharma Incorporated - President & CEO

I’d say the two primary drivers to SG&A going up are a full quarter of the sales force. They started work in late February, and in the first quarter there was only modest coverage for those folks. And then the second piece is the European operation has expanded between Q1 and Q2 as we get ready for the prelaunch activities for maribavir.

Mike King - Rodman & Renshaw - Analyst

Okay.

Vincent Milano - ViroPharma Incorporated - President & CEO

So those are the two big drivers. And we do anticipate that the European group will continue to grow at a modest rate for 2008. The sales force, at this point we don’t have plans in place to expand it for Vancocin. We’d like to get in a position to do that, but we’re not doing that today. And it’s all in the context of our guidance overall in terms of the R&D and SG&A expenses.

Mike King - Rodman & Renshaw - Analyst

Okay. Your tax rate bounces around a lot. Is that going to remain the case?

Vincent Milano - ViroPharma Incorporated - President & CEO

Rich, do you want to take that question?

Rich Morris - ViroPharma Incorporated - Controller & Chief Accounting Officer

We would expect for the full year to be within the range to 25 to 30%. The adjustments that you refer to relate to the estimates of our orphan drug credit, which have a little bit of variability to them based upon qualified expenses. But we would expect the full year to be 25 to 30%.

Mike King - Rodman & Renshaw - Analyst

Okay. Sorry to jump around, but come back — can I come back just to SG&A for a second, in the legal and accounting stuff for the Lev acquisition, will that be in addition to the SG&A guidance or will you give updated guidance once the —

Vincent Milano - ViroPharma Incorporated - President & CEO

Well, we’ll give updated guidance, and typically those costs get reflected in the acquisition accounting —

Mike King - Rodman & Renshaw - Analyst

Yes.

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Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Vincent Milano - ViroPharma Incorporated - President & CEO

— which we — we’re not doing that today, but you’ll see where we anticipate filing the S-4 in August, and of course we’ll have pro forma financial statements which will have more details on some of the merger-related costs as well as the acquisition accounting.

Mike King - Rodman & Renshaw - Analyst

Yes. Okay. And then, Vin, your guidance seems pretty conservative. I know there’s some seasonality there. But should we — I guess what I’m trying to reconcile is the uptake or adoption of the standards with the guidance which implies a flat to down second half. So how do we — help us think about that a little bit, please.

Vincent Milano - ViroPharma Incorporated - President & CEO

Dan, do you want to comment on —

Dan Soland - ViroPharma Incorporated - VP & COO

So, again, as was mentioned earlier, we had a terrific second quarter, and we hope that those sales continue on that trend, although remember historically the second quarter is usually our largest sales volume quarter, and it starts to fall off in the third and fourth. What could happen this year is that we could see a more positive impact in the third and fourth quarter due to an increase in market share from the data that’s available. The physicians have had a chance to digest that data. They’re starting to see these draft guidelines. So that could impact sales in the third and fourth quarter. But I think the $220 million to $240 million today is a reasonable number for us going forward.

Vincent Milano - ViroPharma Incorporated - President & CEO

We’re obviously very encouraged by what we’ve seen in Q2, but it’s relatively young data, if you will. It’s new, that this quarter is higher than we expected. And so the adoption or what appears to be the adoption of the guidelines maybe before they’re finalized, the knowledge in the physician community about the data that substantiates the value of Vancocin versus metronidazole, all very positive. We hope it continues. But we’re not going to put guidance out there that assumes it continues.

Mike King - Rodman & Renshaw - Analyst

Okay. Will do. Appreciate that. And then, finally, are you — I don’t know if you want to tip your hand at all, but I’m just wondering, you’ve asked a number of questions, Bob, about FDA policy towards poorly absorbed drugs, but I’m wondering how much more are you going to work through the citizen’s petition process as opposed through open public hearings and advisory panel meetings and the like of that.

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

Well, I think the approach has always been, Mike, that it’s a multiple-pronged approach. And we need to make sure that the FDA gets a fair balance perspective on all the issues that are relevant to the topic. And so I expect that we will continue to do that multiple-pronged approach, whether it’s through additional advisory committee meetings that are held that we’re invited to participate in. The citizen’s petition right now is our vehicle to convey information to the public about the issues and questions that we think need to be answered. So I think it’s going to be a combination, and I expect it to continue that way.

Mike King - Rodman & Renshaw - Analyst

Okay, great. Thanks, and thanks for indulging me.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Vincent Milano - ViroPharma Incorporated - President & CEO

Thanks, Mike.

Operator

Our next question is from Meg Malloy, from Goldman Sachs. Please proceed with your question. Meg?

Meg Malloy - Goldman Sachs & Co. - Analyst

Sorry, can you hear me?

Vincent Milano - ViroPharma Incorporated - President & CEO

We can. Good morning, Meg.

Meg Malloy - Goldman Sachs & Co. - Analyst

Morning, guys, thanks. Just one little nit-picky clarification. When you mentioned the $5 million to $10 million prelaunch expenses on HAE, is that included in your SG&A guidance or that’s in addition to?

Vincent Milano - ViroPharma Incorporated - President & CEO

In addition to.

Meg Malloy- Goldman Sachs & Co. - Analyst

Okay, just wanted to make sure I had that right. And are you getting explicit feedback through your sales force that suggests that clinicians are adopting the guidelines ahead of time?

Dan Soland - ViroPharma Incorporated - VP & COO

Well, what we are hearing through our sales force is that physicians are very, very interested in the data, that what appears to be driving physicians is the data that’s available and the clarity that data brings to the benefit of Vancocin versus the current standard, metronidazole.

Meg Malloy - Goldman Sachs & Co. - Analyst

Okay. And I know it’s very early days, and I think you said it was a little too early to evaluate the impact of the sales, but do you think it can account for some of the improvement that was seen in Q2?

Dan Soland - ViroPharma Incorporated - VP & COO

I wish I had better data on that, and it could be that I have a commercial background and I would like to believe that the sales force is having a positive impact.

Meg Malloy - Goldman Sachs & Co. - Analyst

Okay, fair enough. It’s too early.

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Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Dan Soland - ViroPharma Incorporated - VP & COO

It’s too early.

Meg Malloy - Goldman Sachs & Co. - Analyst

Okay. And on HAE, I was wondering if you could elaborate a little bit on your thoughts about life cycle management and what your thinking is there.

Dan Soland - ViroPharma Incorporated - VP & COO

Well, I think our primary focus and the reason for the deal was for us to have a product that would be used for prophylaxis to benefit these patients. And that’s why the deal was done. That’s what our focus is today. But that being said, over time we’ll continue to explore other opportunities for the product. But it’s too early to discuss that at this time.

Vincent Milano - ViroPharma Incorporated - President & CEO

Part of it is, frankly, the acute. Is there a way for us to work to get an acute treatment ahead of CSL Behring? And we’ll be anxious and interested in doing that. I mean, frankly, all of these things are upsides to the way we structured the deal, but we see that there are opportunities between acute and whether it’s other territories or opportunities, whether it’s different formulations that we could provide, different indications. So there’s many, many different things. I want to stress, though, that our focus needs to be on launching for prophylaxis.

Meg Malloy - Goldman Sachs & Co. - Analyst

Understood.

Vincent Milano - ViroPharma Incorporated - President & CEO

We have to stay laser focused on that so we maximize the value of that indication. But one of the things that’s interesting to us, and we would hope interesting to our shareholders, is that there’s growth beyond just the growth in the prophylaxis indication itself.

Meg Malloy - Goldman Sachs & Co. - Analyst

Okay, thanks. And one final follow-up if I may, any update, Colin, on the enrollment for the liver studies, liver transplant for maribavir?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Well, as I said, I’m very happy with the way the momentum has built in the liver transplant study. As you know, as a matter of policy we don’t give updates on — interim updates on where we are with enrollment. But be assured that when we complete the important milestones, such as completion of enrollment, we will announce that. I’ve been very happy with the way things are going. What I have said is that we anticipate completing the trial and to be in a position to submit an SDA or sNDA and MAA variation very shortly after we have approval of an initial indication.

Meg Malloy - Goldman Sachs & Co. - Analyst

Okay. Thanks much.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Operator

Our next question is from Rachel McMinn, from Cowen. Please proceed with your question.

Rachel McMinn - Cowen & Company - Analyst

Yes, I have a couple of questions. On Cambia, can you give us a sense on when you will be in a position to start the kidney study and what influences timing on that?

Vincent Milano - ViroPharma Incorporated - President & CEO

Colin, do you want to take that? Good morning, Rachel.

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Good morning, Rachel.

Rachel McMinn - Cowen & Company - Analyst

Good morning.

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Yes, well, we have — the kidney study, we do intend to do a study in kidney. We’re in the planning stages of that at this point. But we still need to clarify the design of that study with regulatory agencies. So we haven’t given any definitive timelines on the study, but don’t anticipate that starting until sometime next year. We certainly need to remain absolutely focused on completing the analysis of the stem cell study and get our NDA, our initial indication and, of course, completion of the liver study. But very important working on, and we’ll update you when I have more information and more definitive timelines.

Vincent Milano - ViroPharma Incorporated - President & CEO

I think additionally the kidney study, from our point of view, it’s not a requirement for approval. It’s additional — it’s an additional organ, which provides additional upside for both here and Europe, and will — it’s been very actively discussed within the Company.

Rachel McMinn - Cowen & Company - Analyst

And I guess in terms of that study, though, is it specifically about resources, or just in really wanting to have the Company focus on getting the stem cell done, or it’s just something that you don’t think really needs to be done, so there’s no hurry, and why not just wait until 2009?

Vincent Milano - ViroPharma Incorporated - President & CEO

How would we answer that question, Rachel? I would say that from a resource standpoint, we definitely have everyone, all hands on deck, not only for the stem cell study, but, remember, the liver study is ongoing. And both of those require a lot of resources, and we’ve dedicated and focused those efforts on that. And our view is that the kidney study is important but not urgent to the development of maribavir and we want to do that in the context of getting done the things that we’re working on today. So, Colin?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Yes, Rachel, just to elaborate on a few things. Again, one of the mistakes often with small companies is to take on too many things. You know, there’s a logistical way to manage it. So we have to look at these things, do what is very important. We’d love to do multiple additional studies. I think the next — you know, there are other studies that we are planning to do in addition to the kidney transplant study. But this is an important study to do.

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Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Of course, we convene and we take input from experts in the field, including conducting advisory boards, and, you know, the solid organ transplant community consider that the differences between the different types of transplant, as long as the profile of the drug is similar in these different patient populations, it’s likely get — the data is likely to be applicable across multiple organ types. So that’s really the thought is to get the liver transplant data. But, of course, we would like to have — of course, we want to get the kidney transplant specifically on label, as well.

Vincent Milano - ViroPharma Incorporated - President & CEO

But it’s not a resource constraint issue. If we felt that it was imperative to get this done in a nearer term time frame, we would — we have the cash, so we would engage the resources to do that. So it’s more of it’s part of our strategic approach to this. Bob?

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

And then the other thing, too, is for this particular indication it’s important to us to have feedback from the regulatory authorities, either through a protocol assessment or in Europe through the scientific advice process, and I think that’s key for this area, to have that buy-in and agreement. And of course that takes time and feedback, and we are putting the efforts to that and providing that information.

Rachel McMinn - Cowen & Company - Analyst

Okay, that’s very helpful. And then, you mentioned something about this two-year CARC study in animals. And I guess I’m surprised that you would need something, since this is really just a three-month treatment that you’re evaluating. Can you just help provide some context around that and help us understand when you would see carcinogenicity data?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Okay, yes, Rachel. The guidelines indeed say that these studies should be done if anticipated treatment is six months or more, although if you read those guidelines they reference that anything that’s three months, any drug that’s used for three months in practice may well be used for longer. So may let me just say that we have done mutagenicity studies, and we have discussed the conduct of carcinogenicity studies with the FDA and also with European regulators, and we agreed that these studies should be done.

Remember that the current products that are used out there do have black box warnings, including carcinogenicity. So they have — there’s a precedent for these studies being done. And therefore it’s important. And why would — we’d like to do these studies because, based on what we see, we think the possibility of maribavir being carcinogenic is much lower than currently available agents, and I think that would be very important data to have, would be highly positive for physicians to know that this agent hopefully would be free from those liabilities.

Rachel McMinn - Cowen & Company - Analyst

Okay, that’s helpful. And then last question is just on, I guess, on Cinryze. Can you talk about what the specific manufacturing issues are and then what happens to Cinryze after the orphan drug status expires? How easily do you think it would be genericized?

Vincent Milano - ViroPharma Incorporated - President & CEO

We can’t comment specifically on the issues raised, and Lev did not specifically comment. What we can say is that we’ve read the issues that are in the complete response letter from the agency. We’ve read their response to the complete response letter. We’ve done diligence at Sanquin, site visits, the like. We’ve engaged the services of a former CBER representative, who’s gone in and helped us analyze and assess the situation. And we believe that the CMC issues raised in the complete response letter have been adequately addressed, and it’s left for the FDA to weigh in. Bob, any additional comments?

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

Yes, on the latter point after the orphan drug designation and exclusivity period would expire, currently within the US there are no provisions for generic products of a biological. That’s being discussed and debated in Congress in potential legislation that would be required for that. The current process is that with these particular products the processes are very important — how it’s manufactured, pasteurized, precipitated, extracted, fractionated and handled. So this would not be, on face value, a simple task, as it might be with a small molecule.

Rachel McMinn - Cowen & Company - Analyst

Thank you very much.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thank you, Rachel.

Operator

Our next question is from Yale Jen, from Maxim Group. Please proceed with your question.

Yale Jen - Maxim Group - Analyst

Good morning. Congratulations for the good quarter, and thanks for taking my questions.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thank you, Yale. Good morning.

Yale Jen - Maxim Group - Analyst

Since most of the questions have been answered, I only have a pretty brief one. It’s regarding Cinryze, a couple of things. Number one is that if you get approved for the prophylaxis by end of this year and launch next year, do you anticipate some sort of off-label use of the drug for the acute attack?

Vincent Milano - ViroPharma Incorporated - President & CEO

Dan, do you have a view on that?

Dan Soland - ViroPharma Incorporated - VP & COO

So, it’s likely that especially if there is no other treatment available for acute that there will be patients who — and physicians who will decide to use Cinryze for acute therapy.

Yale Jen - Maxim Group - Analyst

And given the product you have compared to CSL Behring product that you have a longer half-life, even their product is approved. Do you see this product have any sort of specific advantage also for the acute attack treatment?

Dan Soland - ViroPharma Incorporated - VP & COO

So, I know of no advantage the CSL Behring product has for acute attacks over the Cinryze product. Colin, do you want to comment?

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Well, you’re correct that the data that we have on the half-life does appear to be somewhat longer with Cinryze, so you might say that’s more favorable, particularly in the contest of prophylactic therapy. Would there be any difference in terms of acute therapy? Well, we don’t know. There’s really no comparative data between the two.

Yale Jen - Maxim Group - Analyst

Okay, great. And last question is that as a prophylactic, in your model, what do you think the sort of average treatment or dosage per patient per year, number of sort of receiving the doses, will be?

Dan Soland - ViroPharma Incorporated - VP & COO

So, in the draft labeling that is under discussion, I think they speak to the concept of two doses per week, and that perhaps an additional dose if there’s breakthrough therapy. And I believe that in the Lev data that was made public their prophylactic product, they averaged 1.74 doses per patient per week. So that’s what — that’s the best information that we have at this time.

Yale Jen - Maxim Group - Analyst

Okay. So that’s potentially the way you think about how this drug — potentially will be on average a patient will receive, or they will be dosed that way.

Dan Soland - ViroPharma Incorporated - VP & COO

Yes, that’s the best data that we have today.

Yale Jen - Maxim Group - Analyst

Okay, great. Well, thanks a lot, and congratulations, again.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thank you, Yale.

Operator

Our next question is from Bryan Skorney, from SIG. Please proceed with your question.

Bryan Skorney - Susquehanna Financial Group - Analyst

Hi, good morning, guys. Congratulations on an early great quarter.

Vincent Milano - ViroPharma Incorporated - President & CEO

Good morning, Bryan.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Bryan Skorney - Susquehanna Financial Group - Analyst

Just a couple of quick follow-up questions. Looking at Cinryze, when the advisory committee was held, Lev indicated that their discussions with the FDA were going really well, and it was primarily around label discussions and finalizing manufacturing issues, and that they expected the FDA to give word of approval ahead of the PDUFA date of October 14 and even ahead of CSL Behring’s PDUFA date of September 6, and I was just wondering, do you still think that it’s realistic that the FDA will get back with an approval for Cinryze ahead of CSL Behring’s, or do you think that they’ll just wait until on or around October 14?

Vincent Milano - ViroPharma Incorporated - President & CEO

Bob?

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

We cannot speculate on that particular process, on what the FDA may or may not do. The PDUFA date is October 14, and we’re anticipating something around that time. That’s our latest anticipation.

Vincent Milano - ViroPharma Incorporated - President & CEO

Yes, I mean, there’s not a tremendous amount of precedent out there for early actions, right, Bob?

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

Yes.

Bryan Skorney - Susquehanna Financial Group - Analyst

All right. Okay. That’s good. And the other question is just I saw the 8-K on the terms of the deal, and just kind of in layman’s terms, can you kind of break out for us what exactly ViroPharma would owe to Lev and vice versa if the deal were to fall through due to a breach by you guys, a breach by Lev or a MAC clause trigger?

Vincent Milano - ViroPharma Incorporated - President & CEO

So the — I’ll try to do this in a succinct fashion. The breakup fee associated with the termination of the agreement primarily around a superior proposal coming in is $18.5 million to us. There are no termination fees that we pay, that we’re obligated to pay Lev on any termination. And then there’s another clause or provision in the agreement that if it’s a breach for something other than a superior proposal, that it would be $3 million to $3.5 million, which is supposed to represent an estimate of the expenses that we’ve incurred to get to that point.

Bryan Skorney - Susquehanna Financial Group - Analyst

And that would — so if you were to back out of the deal, you would owe Lev that?

Vincent Milano - ViroPharma Incorporated - President & CEO

No, no, that’s what they would owe us if they breached their covenants and breached the agreement, frankly.

Bryan Skorney - Susquehanna Financial Group - Analyst

Okay, so —

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Vincent Milano - ViroPharma Incorporated - President & CEO

So there’s no — on the — so your second part of your question, Brian, is around the fees that are associated with a MAC. There are no fees associated with a MAC. If there is a material adverse event or a material adverse change in the business that we determine changes the value significantly and we want to walk away, we exercise our rights under those provisions and walk away.

Bryan Skorney - Susquehanna Financial Group - Analyst

Okay. So just real easy for me to understand, then, if at any time before the closing of a deal you want — you guys didn’t want to be in the deal, you could just walk away and there’s no —?

Vincent Milano - ViroPharma Incorporated - President & CEO

No, we don’t have — no, we’re obligated under the terms of the agreement, but there are events that are reflected in the material adverse change of the agreement that we could walk away for. But, again, I want to emphasize, we don’t believe those are likely to happen.

Bryan Skorney - Susquehanna Financial Group - Analyst

Right.

Vincent Milano - ViroPharma Incorporated - President & CEO

All the diligence we have gives us optimism that this is moving forward. Those are there like they’re supposed to be for the insurance policy, if you will, on the what-ifs.

Bryan Skorney - Susquehanna Financial Group - Analyst

Right. Okay, I got you. And last thing, just real easy, could you just remind us what the price increase was back in February on Vancocin?

Vincent Milano - ViroPharma Incorporated - President & CEO

It was 9.4%.

Bryan Skorney - Susquehanna Financial Group - Analyst

Okay. Great, guys. Thanks. Have a good day.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thanks, Brian.

Operator

Our next question is from Stephen Willey, from Thomas Weisel. Please proceed with your question.

Stephen Willey - Thomas Weisel Partners - Analyst

Good morning, guys. Thanks for taking my question.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Vincent Milano - ViroPharma Incorporated - President & CEO

Hey, Steve.

Stephen Willey - Thomas Weisel Partners - Analyst

Just one question on Cinryze. I guess I’m still kind of struggling, I guess, in how patients get defined as to whether they need prophylactic or acute treatment. So we know that severity is obviously not just a function of the number of attacks but also location, and I’m assuming that for reimbursement purposes it’s probably going to have to be some kind of standards that are put in place to define whether a patient be lumped into a prophylactic bucket or not. Do you have any color on that, and then maybe, if so, what those standards may look like or what you may envision them to look like?

Dan Soland - ViroPharma Incorporated - VP & COO

So, Steve, this is Dan. I think your question is a good one, and it relates to what patients will get put on prophylaxis. And there seems to be — you could characterize it, maybe, into three buckets. One is the number of attacks per month. The second is the sort of severity attack, or the location of the attack. And a third that we can’t forget about is the number of days that these patients are incapacitated. And there’s some relatively good data available that suggests the average patient is incapacitated 20 to 100 days per year. So any one of those three could be a reason why a physician would decide with this patient to go to prophylaxis.

And there are draft guidelines that have been put together with the AAAAI, and with any draft guidelines it’s almost impossible to predict when those will be made official and public. And I’m thinking about our current experience with Vancocin and the draft guidelines for CDI that have been draft for some time. So it’s hard to predict when they will be, but I can tell you that the draft that we have seen really focuses on those three areas, and so — and I think at the point of launch, each patient will be managed on a case basis. And the early indicators are with these managed care groups is that they will cover the patient for prophylaxis of the product that will be — it’ll have to be worked through on a case-by-case basis, but that there will be coverage.

Stephen Willey - Thomas Weisel Partners - Analyst

Great. That’s helpful. Thank you.

Dan Soland - ViroPharma Incorporated - VP & COO

You bet. Thanks, Steve.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thanks, Steve.

Operator

Our next question is from Biren Amin, from Stanford Group. Please proceed with your question.

Biren Amin - Stanford Group Company - Analyst

Yes, thanks for taking my questions. I guess if you could maybe provide an update on the timing of publication of the IDSA guidelines for C. diff.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Vincent Milano - ViroPharma Incorporated - President & CEO

Good morning, Biren. Colin?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Yes, well, I wish I could give you a definitive date, but, as you know, these guidelines are not within our sphere of influence. And, as you know, they were presented originally back last autumn at the IDSA/SHEA. To our knowledge, really nothing much has changed in them, but it is part of the administrative process, the review process, that goes on within IDSA/SHEA and within these organizations, so we look forward to seeing them, but unfortunately I can’t give you a specific date. But soon, we hope, because these are important and will clearly influence the use of Vancocin.

Biren Amin - Stanford Group Company - Analyst

Okay. And I guess on FDA issues related to Vancocin, would you categorize Vancocin as a low soluble drug at pH’s greater than 7.5?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

First of all, the solubility of agents, as you say, including Vancocin or the active moiety vancomycin, does vary substantially with pH, and also, of course, varies depending on the volume that you define that they have to be dissolved in. And based on current — based on the current paradigm, which assumes that the drug goes into the stomach and a healthy individual swallows that with a full glass of water, and based on the paradigm for absorbed drugs, vancomycin would be considered highly soluble.

However, if you look at a different context of how it’s used in patients, where pH will be higher, volume will be considerably lower, if a pH is — if you look at pH’s above 7 or 7.5, you could make a case, as we indeed did in the citizen’s petition, that vancomycin would be considered low solubility. But the short answer from the FDA’s current paradigm is that vancomycin is a high-solubility drug.

Biren Amin - Stanford Group Company - Analyst

So a pH of greater than 7.5, would it not dissolve if it’s low soluble in nature?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

If, in certain circumstances — well, it is a low volume and high pH, you would not be able to get vancomycin to dissolve. It’s all a matter of the definitions that we’re using here. But just to say as far as the OGD guidelines around dissolution and the current definitions are concerned, vancomycin is considered high solubility.

Biren Amin - Stanford Group Company - Analyst

So in C. diff. patients with a lower volume and a higher pH, if Vancocin does not dissolve, what does ViroPharma propose to be the mechanism of action of Vancocin in C. diff. patients?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

I mean, the discussion that we’re having is really around utilizing in vitro dissolution and predicting clinical outcome. Clearly, Vancocin works. There’s clinical data, and it works very effectively. There’s clinical data to support that. And I think the issue that we (inaudible) drugs would be struggling with here, how — are in vitro tests predictive of clinical outcome? And there’s currently no link to link — first of all, to define, well, what is the right test or what are the right tests, and, second, there’s no link to whatever those tests would be to the clinical outcome. So that’s why in the past for decades clinical trials have been the standard to judge bioequivalence. Bob, do you want to elaborate on something?

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

As you brought up, it is a clearly complicated area, with different feature pharmacochemical properties, dissolution, solubility, sites, changes in pH, change in the GI tract itself. And with this plethora of different considerations, a simple test in a test tube, our major problems with that is being able to predict what is actually happening in that GI tract, and therefore the need that we believe for clinical trials to make sure that the patients are actively being treated. Where is that site? Is it dissolved? Is it solid form? And what happens? Many different parameters. And the bottom line is you need to make sure that these products work in these patients. The clinical outcome is critical.

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Yes, and, Biren, without laboring the point any further, I wouldn’t want to dispute that dissolution testing is very useful. We use it all the time in drug development. And dissolution testing, of course, and maybe even more extensive dissolution testing, is going to be vital in the assessment of bioequivalence. But I think the point is, on its own, that’s not sufficient. More must be done.

Biren Amin - Stanford Group Company - Analyst

Great. Thanks for taking my questions.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thank you, Biren.

Operator

Our next question is from Gregory Frykman, from Stanford Group. Please proceed with your question.

Gregory Frykman - Stanford Group Company - Analyst

Yes, thanks very much. There’s some static on the line, so if this is unbearable then I’ll catch you all offline. But it also revolves around what Biren was sort of driving at with regard to the advisory committee last week. And that is that at least my take on it was there were few — there was little enthusiasm for requiring clinical trials, again for the general class of locally acting GI drugs. Is that you all’s take, or do you have a different sort of take on it?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Well, maybe I can just start and then maybe Bob can comment. First of all, the panel was, or the advisory board, was convened with dissolution experts. They are chemical engineers, pharmacists. So really it was a panel convened to talk about dissolution and not about other aspects, including clinical trials or any other pharmacokinetic aspects. So that’s — so the panel discussed what they were able to discuss. So my expectation was that it [would] be a broader discussion.

Of course, what we pointed out and what we said was one of our — is a concern is there were no clinicians on that board, not a single clinician, to understand the relevance and the potential impact of disease. And so what I would expect and hope for is that those considerations would be factored in future deliberations when we get into talking about specific products.

Bob, do you think you ought to comment?

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

Yes, and hi, Greg, this is Bob Pietrusko.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Gregory Frykman - Stanford Group Company - Analyst

Hi, Bob.

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

How are you doing? And I think, too, that, as you point out, these particular research chemists are looking ways to show bioequivalence rather than doing clinical trials. And even when Dr. Dale Gerding presented his information there were questions about the size of clinical trial necessary to evaluate the safety and effectiveness of a product, (inaudible) product, in clinical trials. And, quite frankly, that is the goal of OGD and the group, to find [other] mechanisms. And when they are relevant, that is a path forward. However, when the patients are at risk and there are no clear-cut answers, bioequivalence and dissolution, etc., the clinical trials are indeed absolutely necessary to protect the public.

Gregory Frykman - Stanford Group Company - Analyst

If there were to be the requirement for clinical trials, do you guys have a sense on — I mean, presumably it would be some sort of non-inferiority trial — do you guys have a sense of sort of what the acceptable margin of non-inferiority would be, i.e., which simply drives the product calculation?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Well, you know, that would have to be a point of discussion. And we’re certainly aware — as you know, there are a number of studies ongoing in the drug development division where non-inferiority margins have already been defined. But this would have to be discussed with the reviewing division and the Office of Generic Drugs. What we have said in the past, the sort of type of study is probably in a few hundred patients.

Bob Pietrusko - ViroPharma Incorporated - VP, Global Regulatory Affairs and Quality

Yes, and a recent anti-infectives advisory committee just recently met, and there were numerous questions about the non-inferiority margin, and that committee actually requested a tutorial on non-inferiority margins, what might be accepted for an anti-infective. So clearly there are a lot of question marks around this area that need to be described.

Gregory Frykman - Stanford Group Company - Analyst

Fair enough. Thanks so much.

Vincent Milano - ViroPharma Incorporated - President & CEO

Okay, Greg.

Operator

Our next question is from Jason Napodano, from Zach’s. Please proceed with your question.

Jason Napodano - Zach’s Investment Research - Analyst

Hi, guys. Thanks for sticking around this long.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thanks, Jason.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Jason Napodano - Zach’s Investment Research - Analyst

Congratulations on the quarter. I wanted to ask, do you know what percent, or do you guys have any idea the percent of physicians that are still using metronidazole as the first line therapy?

Dan Soland - ViroPharma Incorporated - VP & COO

No. This is Dan. We do not know.

Jason Napodano - Zach’s Investment Research - Analyst

Okay. Would you assume it’s still above or well above 50%?

Vincent Milano - ViroPharma Incorporated - President & CEO

I think that, Jason, maybe the difficulty in answering the question is it’s not necessarily the physicians that are using metronidazole, it’s are they using metronidazole in severe patients. And, as we discussed a little earlier on the call here, it’s our belief that the combination of having clinical data that substantiates the superiority of vanco over metro is being absorbed, if you will, into the physician practice, the fact that the new guidelines, although they’re not finalized, have been distributed through IDSA in terms of their meeting last year. It appears that more folks are using Vancocin in severe patients. So I’m just turning your question around to say it’s not necessarily the number of physicians, it’s the number of patients that have severe that are getting vanco, and we think that, frankly, it’s likely more than it was this time last year, frankly.

Jason Napodano - Zach’s Investment Research - Analyst

Okay. Is the exploratory study that you guys are doing at Temple University still ongoing?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Yes. The exploratory study you refer to is to look at the changes that occur in the GI tract in patients with C. difficile disease, something that’s never been looked at before, and of course it’s something that’s surprising that in vitro tests could even be thought of or devised when there’s no data to publish to base them on. So this is an important study that is being done at Temple. A total of 20 patients is the target. I can tell you that 10 patients, control patients — these are patients without CDI — have been studied. The so-called smart pill technology that we’re using is new, although it is approved by the FDA. That patient cohort was studied. The data was presented at a recent gastroenterology meeting, and we continue now to enroll in that in enrolling patients with disease. We have enrolled a number of patients. We have not completed that study. It is still ongoing.

Jason Napodano - Zach’s Investment Research - Analyst

Do you think that you’ll have any data from that study when you hold the discussions with the OGD in the future?

Colin Broom - ViroPharma Incorporated - VP & Chief Scientific Officer

Well, you know, first of all, I’m not sure when the discussion with OGD will occur, so that’s almost an impossible question for me to answer. In terms of enrolling, we’ll continue to enroll patients in the study, and we hope to have data as soon as possible. But as for when those discussions — we already have some data, of course, so some patients have been looked at. But I would like to get more complete information and a more robust data set before commenting further.

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FINAL TRANSCRIPT

Jul. 30. 2008 / 9:00AM ET, VPHM - Q2 2008 ViroPharma Earnings Conference Call

Jason Napodano - Zach’s Investment Research - Analyst

Okay. Thank you.

Vincent Milano - ViroPharma Incorporated - President & CEO

Thank you, Jason.

Well, we thank you for staying with us for an extra 20, 25 minutes this morning. We appreciate you taking more of your precious time with us.

The first half of 2008, as we’ve discussed here this morning, is very exciting, and we look forward to this momentum continuing for the balance of 2008.

Enjoy the rest of your day, and thank you very much.

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